UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Platform Specialty Products Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

72766Q 105 (Common Stock)
(CUSIP Number)

Tartan Holdings, LLC 245 Freight Street Waterbury, Connecticut 06702 Attn: Daniel H. Leever (203) 575-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 72766Q 105	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tartan Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,388,750*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,388,750*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,388,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14.	TYPE OF REPORTING PERSON (see instructions) OO * See Item 5.

CUSIP No. 72766Q 105	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel H. Leever
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,388,750*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,388,750*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,388,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN * See Item 5.

Item 1.  Security and Issuer.

 This Amendment No.1 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 11, 2014 (the “Statement”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5200 Blue Lagoon Drive, Suite 855, Miami, Florida 33126. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 4.  Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

Since October 31, 2014, 79,716 shares of PDH Common Stock previously held by members of Tartan other than Mr. Leever were converted for shares of Common Stock of the Issuer, on a one-for-one basis, and distributed to such members.

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a) – (b) and (e) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

 (a) - (b) As of the date hereof, the Reporting Persons beneficially own and have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 7,388,750 shares of Common Stock of the Issuer. In the aggregate, such 7,388,750 shares of Common Stock represent 3.7% of all outstanding shares of Common Stock of the Issuer. Mr. Leever and related persons own, directly or indirectly, approximately 81.54% of Tartan, representing 6,024,627 shares of Common Stock of the Issuer. The information set forth in Item 4 of this Statement is incorporated herein by reference.

 (e) As of October 8, 2014, Tartan no longer held more than 5% of the Common Stock of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A -	Joint Filing Agreement among the Reporting Persons, dated August 11, 2014 (incorporated by reference to Exhibit A to the Statement).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2015	TARTAN HOLDINGS, LLC

	By:	/s/ Daniel H. Leever
	Name:	Daniel H. Leever
	Title:	Sole Director and Manager

/s/ Daniel H. Leever
Daniel H. Leever